UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: RESULTS OF SASOL LIMITED ANNUAL GENERAL MEETING HELD ON 17 NOVEMBER 2017

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Results of the annual general meeting of Sasol held on 17 November 2017

Sasol shareholders are advised that the results of the business conducted at
the annual general meeting held on Friday, 17 November 2017 at the The Hilton,
138 Rivonia Road, Sandton, Johannesburg, South Africa are as follows:

- As at Friday, 10 November 2017, being the Annual General Meeting Record
  Date, the total number of Sasol's shares in issue was 681 283 578 of which
  672 473 692 were eligible to vote ("Total Votable Shares").
- The total number of shares in the share capital of Sasol eligible to vote
  by being present in person or by submitting proxies was 549 735 987, being
  81% of Sasol's issued share capital and 82% of the Total Votable Shares.

1. The audited annual financial statements of the Company and of the Sasol
    group, including the reports of the directors, external auditors, audit
    committee and the nomination, governance, social and ethics committee for
    the financial year ended 30 June 2017 were presented.

2. Dr MSV Gantsho, Ms NNA Matyumza, Ms IN Mkhize[1], Mr ZM Mkhize and Mr S
    Westwell, who retired by rotation at the meeting in terms of clause 22.2.1
    of the Company's Memorandum of Incorporation ("Sasol's MOI"), and, with the
    exception of Ms IN Mkhize, made themselves available for re-election and
    were re-elected individually for a further term of office:

	Total shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
M S V Gantsho	95.37	4.63	539 879 534	79.24	1.04
N N A Matyumza	96.02	3.98	548 506 435	80.51	0.05
Z M Mkhize	99.91	0.09	548 503 713	80.51	0.05
S Westwell	99.91	0.09	548 329 390	80.48	0.08

3. Ms GMB Kennealy and Ms MEK Nkeli, who were appointed by the Sasol board of
    directors ("the Board") in terms of clause 22.4.1 of Sasol's MOI during the
    course of the year, were elected individually:

	Total shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
G M B Kennealy	99.95	0.05	548 499 138	80.51	0.05
M E K Nkeli	96.04	3.96	548 492 544	80.51	0.05

4. PricewaterhouseCoopers Incorporated was automatically re-appointed as the
    independent auditor of the Company until the next annual general meeting in
    terms of section 90(6) of the Companies Act, 2008 ("the Act") and it was

noted that Mr Pieter Hough would be the individual registered auditor who would undertake the audit of the Company for the financial year ending 30 June 2018.

5. The members of the audit committee, Mr C Beggs, Ms GMB Kennealy, Ms NNA Matyumza, Mr MJN Njeke and Mr S Westwell were elected individually for the financial year ending 30 June 2018, in terms of sections 94(4) and 94(5) of the Act, read with Regulation 42 of the Companies Regulations, 2011:

	Total shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
C Beggs	98.75	1.25	548 329 622	80.48	0.08
G M B Kennealy	99.95	0.05	548 499 952	80.51	0.05
N N A Matyumza	99.95	0.05	548 500 169	80.51	0.05
M J N Njeke	98.83	1.17	548 494 278	80.51	0.05
S Westwell	99.93	0.07	548 314 105	80.48	0.08

6. Advisory endorsement of the Company's remuneration policy for the year ending 30 June 2018 was obtained:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
92.40	7.60	544 798 911	79.97	0.60

7. Advisory endorsement of the implementation report of the Company's remuneration policy for the year ended 30 June 2018 was obtained:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
89.30	10.70	544 802 576	79.97	0.60

8. Special resolution number 1 approving the remuneration payable to non-executive directors of the Company for their services as directors for the period 1 July 2017 until this resolution is replaced, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
96.05	3.95	548 453 357	80.50	0.06

9. Special resolution number 2 authorising the Board to approve a Specific Repurchase by the Company of 8 809 886 of its own issued ordinary shares from Sasol Investment Company (Pty) Ltd, held by Sasol Investment Company (Pty) Ltd as treasury shares, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.91	0.09	525 180 381	77.09	0.05

10. Special Resolution number 3 authorising the Board to approve the acquisition of the Company's ordinary shares by the Company or by any of its subsidiaries, by way of a general repurchase, up to and including the date of the next annual general meeting of the Company, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.17	0.83	525 053 577	77.07	0.07

11. Special Resolution number 4 authorising the Board to approve the inadvertent acquisition by the Company of its shares from a director and/or a prescribed officer, and/or a person related to any of them when a general repurchase by the Company of the Company's shares takes place in accordance with this resolution, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
98.63	1.37	525 000 181	77.06	0.08

Notes:
 (1) Expressed as a percentage of 681 283 578 Sasol shares (comprising Sasol Ordinary Shares, Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares)in issue as at the Voting Record Date of Friday, 10 November 2017.

17 November 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 November , 2017

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary